UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Diamond Offshore Drilling, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25271C102
(CUSIP Number)

Marc A. Alpert
Senior Vice President, General Counsel and Secretary
Loews Corporation
667 Madison Avenue
New York, New York 10065
(212) 521-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25271C102

1.	Names of Reporting Person Loews Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 73,119,047
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 73,119,047
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,119,047
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 53.2%
14.	Type of Reporting Person CO HC

Item 4. Purpose of Transaction

Item 4 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

As described in Item 5 of this Schedule 13D, the Reporting Person beneficially owns 73,119,047 shares, or 53.2%, of the Common Stock of the Issuer. By virtue of its ownership of a majority of the outstanding Common Stock, the Reporting Person has the power to elect the entire Board of Directors of the Issuer. As of the date of this Amendment No. 2 to Schedule 13D, three of the Issuer's eight directors are executive officers of the Reporting Person.
The Reporting Person regularly reviews the Issuer's business, performance, financial condition, results of operations, and anticipated future developments and prospects, as well as general economic conditions and existing and anticipated market and industry conditions and trends affecting the Issuer. The Reporting Person regularly discusses such matters with the Issuer's management and Board of Directors either directly or through Board participation. As a result of these or other factors and any such discussions, the Reporting Person may from time to time, and reserves the right to, consider, study, formulate and actively participate in any plans or proposals regarding the Issuer, including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. Such actions or transactions may also include, among others, the acquisition of additional shares of the Issuer's Common Stock, including an acquisition or series of acquisitions or transaction that could result in a going private transaction governed by Rule 13e-3 under the Act. The Reporting Person further reserves the right to change its intentions with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 73,119,047, representing 53.2% of the 137,428,272 shares of Common Stock of the Issuer outstanding (as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended March 31, 2018).
(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the 73,119,047 shares of Common Stock covered by this Schedule 13D.
(c) There were no transactions in the Common Stock effected during the past sixty days by the Reporting Person.
(d) The Reporting Person has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEWS CORPORATION

Dated: May 15, 2018	By:	/s/ Marc A. Alpert
Marc A. Alpert
Senior Vice President, General Counsel and Secretary